VEON Shareholders Elect New Members to its Board of Directors Amsterdam, 10 June 2021 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces the results of the elections conducted at its Annual General Meeting of Shareholders held earlier today. Shareholders elected three new members to the Company’s Board of Directors: Vasily Sidorov, Irene Shvakman and Sergi Herrero, who is currently serving as co-Chief Executive Officer of VEON and will step down in June. Shareholders also elected nine previously serving directors: Hans-Holger Albrecht, Leonid Boguslavsky, Mikhail Fridman, Gennady Gazin, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Stephen Pusey and Robert Jan van de Kraats. The Board would like to thank Osama Bedier, Peter Derby and Amos Genish for their service. Shareholders approved the reappointment of PricewaterhouseCoopers Accountants NV as the Company’s independent auditor, and the adoption of newly Amended and Restated Bye-laws of the Company. Holders of approximately 99.30% of the Company’s shares were represented at the Annual General Meeting. Information on the New Directors VASILY SIDOROV is an experienced professional who has served for over 25 years both in top management and non-executive directorship capacities in telecoms, digital and other industries. His executive roles included being the President and CEO of MTS from 2003-2006; CFO of Svyazinvest (Russia) in 1997-2000; and First VP for Finance & Investments at Sistema-Telecom (Russia) in 2000 - 2003. He was also a key investor and founder of a number of telecoms-related businesses and non- executive director at a number of tech ventures. He has also served on boards of large public and non- public corporations, such as Russian Railways, Aeroflot and Russian Post. Throughout his career he has built multi-functional expertise at both executive and non-executive levels of corporate governance. He is currently a principal venture capital, private equity and special situations investor in Russia, Continental Europe, the US, as well as several frontier markets. IRENE SHVAKMAN is co-founder and Chairman of Revo Technologies and brings more than 25 years of experience in fintech, financial services and technology development. For the past four years, Ms. Shvakman has served on the Board of Directors of MTS Bank PJSC. Also, Ms. Shvakman was a Senior Partner at McKinsey & Company, where she advised top executives at leading banks, insurers, and regulators across emerging markets on strategy, organization, and performance transformation. She holds an MBA degree from Harvard Business School and a Bachelor of Science Degree in Biochemistry from Brown University in the United States. SERGI HERRERO is currently serving as co-Chief Executive Officer of VEON until 30 June 2021. Mr. Herrero previously served as Global Director of Payments and Commerce Partnerships at Facebook, where he helped to build and expand Facebook’s successful payments and commerce business. Previous to that, Mr. Herrero held senior executive positions at the financial services company Square and the French bank BNP-Paribas. Mr. Herrero currently serves as mentor at Endeavor, the world’s leading community of high-impact entrepreneurs. He also serves as venture advisor at THCAP, an early stage venture capital fund, and as Senior Advisor at Ripplewood, an American private equity firm. Mr. Herrero holds a Bachelor of Science in Electrical Engineering and a Master of Science in Telecommunication Management both from Ramon Llull University in Barcelona. He also completed a program in Angel Investing and Venture Capital at Stanford University. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact information INVESTOR RELATIONS AND COMMUNICATION Nik Kershaw ir@veon.com